August 17, 2007

U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	Cytomedix, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2006
Filed February 26, 2007
File No. 001-32518

Ladies and Gentlemen:

Filed today is our response to the Security and Exchange Commission’s (“SEC” or “Commission”) letter to the Company dated August 8, 2007 regarding the Form 10-K for the fiscal year ended December 31, 2006. Set forth below is the text of each of the comments contained in the SEC letter and the Company’s responses thereto. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC letter. Page references in the Company’s response to the SEC comments correspond to the page numbers in the Form 10-K.

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 17

Comparative Results of Operations for the years ended December 31, 2006 and 2005, page 18

Operating Expenses, page 18
1.
We see that you present non-GAAP operating expenses excluding equity based compensation. Under Item 10(e) of Regulation S-X, registrants are not permitted to adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual if the nature of the item is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. We also refer you to SAB Topic 14G which states that if the company determines that a non-GAAP measure, excluding equity based compensation, does not violate any of the prohibitions from inclusion in filings with the Commission outlined in Item 10(e) of Regulation S-K, management would be required to disclose, among other items, the following:

▪
The reasons that the company’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the company’s financial condition and results of operations; and

▪	To the extent material, the additional purposes, if any, for which the company’s management uses the non-GAAP financial measure that are not otherwise disclosed.

In addition, you should consider the staff’s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in June of 2003. Please revise in future filings.

Response

The Company has elected to remove the non-GAAP disclosure.. In fact, the Company had already removed the aforementioned non-GAAP measures, beginning with its Form 10-Q for the period ended March 31, 2007 filed with the SEC on May 8, 2007.

Modified EBITDA Information Not In Conformity With Generally Accepted Accounting Principles, page 22
2.
We see that you present modified EBITDA - Non-GAAP. Adjusted EBITDA is not exempt from the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K. Under Item 10(e) of Regulation S-X, registrants are not permitted to adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual if the nature of the item is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. As such, please remove this measure from future filings.

Response

The Company has elected to remove the non-GAAP disclosure. In fact, the Company had already removed the aforementioned modified EBITDA - Non-GAAP disclosure, beginning with its Form 10-Q for the period ended March 31, 2007 filed with the SEC on May 8, 2007.

Financial Statements

Statements of Operations, page 26

3.
We reference the patent litigation settlement recorded within other income (expense) on the statement of operations. Since the patents and license agreements appear to relate to your operations, please tell us why you should not record the settlement within operating income. We also note that you record expenses for patent enforcement actions within operations. Please advise.

Response

The Company’s patent and license strategy has resulted in the monetization of its patents in two ways:

▪	licensing of its technology to suitable companies for prospective use in exchange for a royalty fee
▪	settlement via agreed upon compensation to the Company for prior infringement

Inherent in this strategy is the belief that there exist only a select few opportunities for settlements of prior infringement. Since the Company implemented this strategy in 2004, 6 companies (of its 8 licensees) have provided compensation (some only nominal) for prior infringement. The Company has no current plans to pursue patent infringement settlements and therefore believes it to be unlikely that it will realize similar patent settlement income in the future. However, the Company is actively seeking additional licensees for its technology for use on a prospective basis. Therefore, the Company believes that any recoveries realized as compensation for prior infringement falls outside its core business operations as it is not something that is expected to recur. However, the Company does record licensing fees, related to current sales of covered products, as part of royalty revenue which is included in Operations. The Company feels that this classification provides the clearest picture to investors seeking to analyze the Company’s historical performance and prospects for the future.

The majority of costs associated with both licensing fees and patent infringement settlements are contingent fees, due upon receipt from the licensor or infringer. These costs are matched with the corresponding income. For example, the contingent legal fees related to patent infringement compensation are netted with the related income in the Other income (expense) line, whereas the contingent legal fees relating to Royalty revenue (arising from licensing fees related to current sales of licensees’ products) are reflected in the Cost of royalties line.

Certain direct expenses (e.g., travel reimbursement, expert witness fees, court costs) that have supported the Company’s overall efforts to enforce its patents have been recorded as Operating expenses.

The Company believes that the above described treatment effectively groups costs with the income stream to which they relate and provides the investor or other reader of the financial statements with the most appropriate means to analyze the Company’s results of operations and thereby assess the historical performance, identifiable trends, and future potential of the Company.

Note 4. Licensing Agreements, page 36

4.
We see that you received significant initial licensing fees under license agreements for the Knighton Patent. Please tell us and clarify in future filings your revenue recognition policy for the initial licensing fees. The disclosure on page 33 that “certain” upfront license fees are amortized over the life of the license agreement is not clear.

Response

The term “Initial licensing fees”, as used in the Company’s filings with the SEC, may reflect either compensation for a prior infringement or an up-front fee provided to the Company as an inducement for it to grant a license to its technology. In the case where the fee relates to prior infringement and is deemed collectible, the present value of the settlement amount, net of related contingent fees, is recorded at the time of the agreement (and reflected in the Other income (expense) line as discussed above). In the case where the up front fee is provided as an inducement to the Company to enter into an agreement, and therefore relates to the use of the Company’s patents for some future period, the amount is recorded as deferred revenue and amortized to revenue on a straight-line basis over the term of the license agreement.

In consideration of the Commission’s comment on this matter, the Company has realized that “Initial license fee” is not the optimal term to describe the two divergent types of up-front payment it has historically received. In future filings, the Company will amend its terminology and clarify its disclosure surrounding revenue recognition for these up-front payments.

The Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate your comments regarding our filing and are pleased to provide the responses above. If you have any further questions, or if we may be of any assistance, please contact the undersigned at 240-499-2680.

Very truly yours,

Andrew Maslan